Exhibit 99.2

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TIGER MEDIA, INC.	As a shareholder of Tiger Media, Inc., you have the option of voting your shares electronically through the Internet, eliminating the need to return the proxy card. Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned the proxy card. Votes submitted electronically over the Internet must be received by 7:00 p.m., Eastern Time, on March 16, 2015.

INTERNET/MOBILE – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.
PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY	Please mark your votes like this	☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1-4.

1. To approve a share consolidation or reverse stock split of Tiger Media, Inc.’s (“Tiger Media”) ordinary shares, par value $0.0001 per share, at a ratio of one-for-five, such, that the number of Tiger Media’s authorized ordinary shares is decreased and the par value of each ordinary share is increased by that ratio.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF APPROVING THE THREE PROPOSALS, IN ACCORDANCE WITH THE JUDGMENT OF THE BOARD OF DIRECTORS AND ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

The undersigned acknowledges receipt of the accompanying Notice of the Special Meeting of Ordinary Shareholders and Proxy Statement for the March 17, 2015 meeting.

2. To approve the redomestication of Tiger Media that will result in the holders of Tiger Media securities holding securities in a Delaware corporation rather than in a Cayman Islands exempted company.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

3. To approve the issuance of (i) shares of common stock and preferred stock convertible into common stock as consideration for the merger (the “Merger”) pursuant to the Merger Agreement and Plan of Reorganization by and among Tiger Media, TBO Acquisition, LLC, The Best One, Inc., and Derek Dubner, solely in his capacity as representative, dated December 14, 2014, as amended, and (ii) shares of common stock underlying restricted stock units and a warrant that will be assumed in the Merger.

	FOR ☐	AGAINST ☐	ABSTAIN ☐
4. To approve an adjournment or postponement of the special meeting, if necessary, for the purpose of soliciting additional proxies.	FOR ☐	AGAINST ☐	ABSTAIN ☐

COMPANY ID: PROXY NUMBER: ACCOUNT NUMBER:

Signature	Signature, if held jointly	Date	, 2015

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Availability of Materials for the Special Meeting of Ordinary Shareholders to be held March 17, 2015

The Notice of the Special Meeting of Ordinary Shareholders, the Proxy Statement and our Form 20-F for the year ended December 31, 2013 are available at http://www.tigermedia.com

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

TIGER MEDIA, INC.

Room 1705, 511 Weihai Road,

Jing An District, Shanghai, China 200041

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

SPECIAL MEETING OF ORDINARY SHAREHOLDERS — MARCH 17, 2015 (10:00 A.M. EASTERN TIME)

The undersigned hereby appoints Peter Tan and Joshua Weingard and each of them severally, as proxies of the undersigned, each with full power to appoint his substitute, to represent the undersigned at the Special Meeting (the “Meeting”) of Ordinary Shareholders of Tiger Media, Inc. (the “Company”) to be held on March 17, 2015 (10:00 a.m. Eastern Time) at 4400 Biscayne Boulevard, Miami, Florida 33137, and at any adjournments thereof, and to vote all ordinary shares of the Company held of record by the undersigned at the close of business on January 26, 2015 in accordance with the instructions set forth on this proxy card and, in their discretion, to vote such shares on any other business as may properly come before the Meeting and on matters incident to the conduct of the Meeting. Any proxy heretofore given by the undersigned with respect to such ordinary shares is hereby revoked.

PLEASE MARK, DATE AND SIGN THIS PROXY ON THE REVERSE SIDE AND RETURN IT IN THE ENCLOSED ENVELOPE

(Continued and to be marked, dated and signed, on the other side)